SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                              SCHEDULE 13G
                             (Rule 13d-102)


             Information to Be Included In Statements Filed
          Pursuant to Rules13d-1(b), (c), and (d) and Amendments
                 Thereto Filed Pursuant to Rule 13d-2(b)
                           (Amendment No. 1)


                              KNOBIAS, INC.
-----------------------------------------------------------------------
                            (Name of Issuer)

                   Common Stock, par value $.01 per share
-----------------------------------------------------------------------
                       (Title of Class of Securities)

                              49915R 10 1
-----------------------------------------------------------------------
                             (CUSIP Number)

                             February 2, 2005
-----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]   Rule 13d-1(b)

[X]   Rule 13d-1(c)

[ ]   Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 49915R 10 1                                 Page 2 of 7 Pages

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1	NAME OF REPORTING PERSONS
        S.S. I.R.S. IDENTIFICATION NOS. NOS. OF ABOVE PERSONS

        Michael Crow
-----------------------------------------------------------------------
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

        (a)  [ ]
        (b)  [X]
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3	SEC USE ONLY

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4	CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
-----------------------------------------------------------------------
               5     SOLE VOTING POWER
NUMBER OF
SHARES               0
BENEFICIALLY   --------------------------------------------------------
OWNED BY       6     SHARED VOTING POWER
EACH
REPORTING            5,118,992
PERSON         --------------------------------------------------------
WITH           7     SOLE DISPOSITIVE POWER

                     0
               --------------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                     5,118,992
-----------------------------------------------------------------------
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,118,992

-----------------------------------------------------------------------
10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES (See Instructions)

        [ ]
-----------------------------------------------------------------------

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        10.06%
-----------------------------------------------------------------------
12	TYPE OF REPORTING PERSON (See Instructions)*

        IN
-----------------------------------------------------------------------

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CUSIP No. 49915R 10 1                                 Page 3 of 7 Pages

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1	NAME OF REPORTING PERSONS
        S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        DCI MASTER LDC (Non U.S. Entity)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
        Instructions)
        (a)  [ ]
        (b)  [X]
-----------------------------------------------------------------------
3	SEC USE ONLY

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4	CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands
-----------------------------------------------------------------------
               5     SOLE VOTING POWER
NUMBER OF
SHARES               0
BENEFICIALLY   --------------------------------------------------------
OWNED BY       6     SHARED VOTING POWER
EACH
REPORTING            5,118,992
PERSON         --------------------------------------------------------
WITH           7     SOLE DISPOSITIVE POWER

                     0
               --------------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                     5,118,992
-----------------------------------------------------------------------
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,118,992
-----------------------------------------------------------------------
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES (See Instructions)*

        [ ]
-----------------------------------------------------------------------
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        10.06%
-----------------------------------------------------------------------
12	TYPE OF REPORTING PERSON (See Instructions)*

        OO
-----------------------------------------------------------------------

                                                      Page 4 of 7 Pages


ITEM 1

(a)	Name of Issuer:
        --------------

	Knobias, Inc.

(b)     Address of Issuer's Principal Executive Offices:
        -----------------------------------------------

	Building 2, Suite 500
	875 North Park Drive
	Ridgeland, MS 39158

ITEM 2

(a)	Name of Persons Filing:
        ----------------------

	This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Michael Crow, Alex Clug and DCI MASTER LDC (collectively, the "Reporting Persons").

(b)     Address of Issuer's Principal Business Office or, if none,
        Residence:
        ----------------------------------------------------------

	The principal business address of each of the Reporting Persons is:

		830 Third Avenue
		14th Floor
		New York, New York 10022

(c)	Citizenship:
        -----------

	Mr. Clug and Mr. Crow are United States citizens.

	DCI MASTER LDC is organized and existing in the Cayman Islands.

(d)	Title of Class of Securities:
        ----------------------------

	Common Stock, par value $.01 per share.

(e)	CUSIP Number:
        ------------

	49915R 10 1.

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
        -------------------------------------------------------------

(a)	[ ]	Broker or dealer registered under Section 15 of the Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act.
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act.

                                                      Page 5 of 7 Pages


(d)	[ ]	Investment Company registered under Section 8 of the
                Investment Company Act.
(e)	[ ]	Investment Adviser in accordance with Sec. 240.13d-
                1(b)(1)(ii)(E).
(f)     [ ]     Employee Benefit Plan or Endowment Fund in accordance
                with Sec. 240.13d-1(b)(1)(ii)(F).
(g)	[ ]	Parent holding company, in accordance with Sec. 240.13d-
                1(b)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the
                Federal Deposit Insurance Act.
(i)	[ ]	A church plan that is excluded from the definition of an
                investment company under Section 3(c)(14) of the
                Investment Company Act of 1940.
(j)	[ ]	Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

       If this statement is filed pursuant to Sec. 240.13d-1(c), check this box [X].


ITEM 4  Ownership:
        ---------

(a)	Amount Beneficially Owned.

	Messrs. Crow and Clug: 5,118,992 (comprised of 5,010,660 shares owned by DCI MASTER LDC, of which Messrs. Clug and Crow are directors and 108,332 shares underlying shares of convertible preferred stock owned by DCI MASTER LDC.

        DCI MASTER LDC:      5,118,992 shares.

(b)     Percent of Class:    Mr. Crow:  10.06%
                             Mr. Clug:  10.06%
                             DCI MASTER LDC:  10.06%

	The foregoing percentage is based upon the statement of the Issuer in its Amendment No. 1 to its 10-KSB filed on April 11, 2006 with the Securities and Exchange Commission that it had 50,766,505 shares outstanding at March 30, 2006.

(c)	Number of shares as to which each such person has:

	(i)	sole power to vote or to direct the vote:

                Mr. Clug         0
                Mr. Crow         0
                DCI MASTER LDC   0

	(ii)	shared power to vote or to direct the vote:

                Mr. Crow         5,118,992
                Mr. Clug         5,118,992
                DCI MASTER LDC   5,118,992

	(iii)	sole power to dispose or to direct the disposition of:

                Mr. Crow         0
                Mr. Clug         0
                DCI MASTER LDC   0

	(iv) shared power to dispose or to direct the disposition of:
                Mr. Crow         5,118,992
                Mr. Clug         5,118,992
                DCI MASTER LDC   5,118,992

                                                      Page 6 of 7 Pages


ITEM 5   Ownership of Five Percent or Less of a Class:
         --------------------------------------------

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ].

ITEM 6   Ownership of More than Five Percent on Behalf of Another Person:
         ---------------------------------------------------------------

	Not Applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:
          -------------------------------------------------------------

	See Item 4(a) above, which is incorporated by reference herein.

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
          ---------------------------------------------------------

	The Reporting Persons may be deemed to constitute a group with one another pursuant to Section 13 of the Securities Exchange Act of 1934.
The Reporting Persons do not affirm the existence of such a group.

ITEM 9    NOTICE OF DISSOLUTION OF GROUP:
          ------------------------------

	Not Applicable.

Item 10   CERTIFICATIONS:
          --------------

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                      Page 7 of 7 Pages

                            SIGNATURES
                            ----------

	After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 19, 2006                      /s/Michael Crow
                                          -------------------------------
                                          Michael Crow


Dated:  May 19, 2006                      /s/Alex Clug
                                          -------------------------------
                                          Alex Clug


Dated:  May 19, 2006                      DCI MASTER LDC


                                          By: /s/Michael Crow
                                             ----------------------------
                                             Michael Crow
                                             Director


Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see US.C. 1001)

                            EXHIBIT A
                            ---------

                            AGREEMENT
                  JOINT FILING OF SCHEDULE 13G


	The undersigned hereby agree jointly to prepare and file with regulatory authorities a Schedule 13G and any amendments thereto reporting each of the undersigned's ownership of securities of Knobias, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.


Dated:  May 19, 2006                      /s/Michael Crow
                                          -------------------------------
                                          Michael Crow


Dated:  May 19, 2006                      /s/Alex Clug
                                          -------------------------------
                                          Alex Clug


Dated:  May 19, 2006                      DCI MASTER LDC


                                          By: /s/Michael Crow
                                             ----------------------------
                                             Michael Crow
                                             Director